UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Date of Report: October 10, 2025

Commission File Number: 001-39307

Legend Biotech Corporation

(Exact Name of Registrant as Specified in its Charter)

2101 Cottontail Lane

Somerset, New Jersey 08873

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Legend Biotech Announces U.S. FDA Approves Label Updates for CARVYKTI® CAR-T Cell Therapy to Include Overall Survival Data

On October 10, 2025, Legend Biotech Corporation announced that the U.S. Food and Drug Administration (FDA) has approved a label update for CARVYKTI® (ciltacabtagene autoleucel, cilta-cel) to include the overall survival (OS) analysis from the Phase 3 CARTITUDE-4 study showing a statistically significant improvement in OS for CARVYKTI compared to the standard of care therapy in patients with relapsed, refractory multiple myeloma after one to three prior lines of therapy.

The label update is based on results from the prespecified second interim analysis of the CARTITUDE-4 study which demonstrated at a median follow-up of 33.6 months, neither CARVYKTI or standard of care therapy arms reached median OS in patients with one to three prior lines of therapy.

CARVYKTI® Label Updated to Include Immune Effector Cell-associated Enterocolitis and John Cunningham Virus Leading to Progressive Multifocal Leukoencephalopathy

In connection with the CARVYKTI label update to include updated OS data, immune effector cell-associated enterocolitis (IEC-EC) has been added to Boxed Warnings and Warnings and Precautions section of the label. IEC-EC has occurred in patients treated with CARVYKTI with manifestations including severe or prolonged diarrhea, abdominal pain and weight loss requiring parenteral nutrition. IEC-EC has been associated with fatal outcomes from perforation or sepsis.

FDA recommends that prescribing physicians manage adverse events of IEC-EC according to institutional guidelines and conduct additional workup to exclude alternative etiologies, including T-cell lymphoma of the GI tract, which has been reported in the postmarketing setting.

Reactivation of John Cunningham (JC) virus, leading to progressive multifocal leukoencephalopathy (PML) was also added to Warnings and Precautions (under Infections) and Postmarketing Experience. PML has occurred in patients treated with CARVYKTI including cases with fatal outcomes. It is recommended that prescribing physicians perform appropriate diagnostic evaluations in patients with neurological adverse events.

This report on Form 6-K is hereby incorporated herein by reference in the registration statements of the Company on Form F-3 (Registration Nos. 333-278050, 333-272222, and 333-257625) and Form S-8 (Registration Nos. 333-239478 and 333-283217), to the extent not superseded by documents or reports subsequently filed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEGEND BIOTECH CORPORATION

Date: October 10, 2025	By:	/s/ Ying Huang
	Name:	Ying Huang, Ph.D.
	Title:	Chief Executive Officer